

October 24, 2012

Via E-mail
John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

> **Re: Citigroup Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 3, 2012**
> **Form 8-K filed October 15, 2012**
> **Response filed September 21, 2012**
> **File No. 001-09924**

Dear Mr. Gerspach:

We have reviewed your filings and your response dated September 21, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2012

Country Risk, page 89

Credit Default Swaps – GIIPS and France, page 93

1. We note the disclosure of your credit default swaps exposure to the GIIPS countries and France. Please tell us whether these amounts, or the amounts included in the summary net current funded exposure table on page 90, include any indexed or tranched purchased credit derivatives, including whether you have purchased any credit default protection on

such derivatives. To the extent that you have included indexed or tranched purchased credit derivatives in your table, please expand your disclosure to discuss this fact, separately quantify the amount of this protection, and disclose how the amounts are reflected amongst the different countries and counterparties.

Notes to Consolidated Financial Statements

Note 19 – Fair Value Measurements, page 185

Valuation Techniques and Inputs for Level 3 Fair Value Measurements, page 202

2. We note your response to prior comment 16 from our letter dated August 22, 2012 where you indicate that you would consider providing a weighted average of your significant unobservable inputs for certain of your classes in future filings if deemed useful. In lieu of providing this weighted average range of significant unobservable inputs, please provide additional qualitative information around the results of the ranges, including the distribution in the ranges.

Form 8-K filed October 15, 2012

Exhibit 99.2

Supplemental Detail – Consumer Loans 30-89 Days Delinquency Amounts and Ratios, page 37

3. We note from your disclosure that total Citigroup consumer loans past due 30-89 days increased from second quarter 2012 to third quarter 2012 by approximately $229 million. This compares to a $446 million decrease in consumer loans past due 90+ days, as well as apparent improvements in other credit metrics and ratios in the third quarter 2012. Please tell us the reason for the increase in consumer loans past due 30-89 days and why this trend appears to contradict your other, improving credit trends from period to period.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant